As filed with the Securities and Exchange Commission on July 10, 2026

Securities Act File No. 333-290337
Investment Company Act File No. 811-24121

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No. ☐

Post-Effective Amendment No. 1  ☒

And

REGISTRATION STATEMENT UNDER THE

INVESTMENT COMPANY ACT OF 1940 ☒

Amendment No. 5 ☒

Powerlaw Corp.

631 Folsom Street Ste A & B

San Francisco, California, 94107-3850

(Address of Principal Executive Offices)

(707) 653-6892

(Registrant’s Telephone Number, including Area Code)

Michael Dinsdale

631 Folsom Street Ste A & B

San Francisco, California, 94107-3850

(Name and Address of Agent for Service)

WITH COPIES TO:

Steven B. Boehm, Esq.

Owen J. Pinkerton, Esq.

Krisztina Nadasdy, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW

Washington, DC 20001

Tel: (202) 383-0100

Fax: (202) 637-3593

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans. ☐

Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (the “Securities Act”), other than securities offered in connection with dividend or interest reinvestment plans. ☒

Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto. ☐

Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act. ☐

Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act. ☐

It is proposed that this filing will become effective (check appropriate box):

☐      when declared effective pursuant to section 8(c) of the Securities Act.

If appropriate, check the following box:

☐    This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐    This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐    This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☒    This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-290337.

Check each box that appropriately characterizes the Registrant:

☒     Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).

☐     Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐     Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐     A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐      Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐      Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934).

☐      If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☒       New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-290337 and 811-24121) of Powerlaw Corp. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C - OTHER INFORMATION

ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS

(1)          Financial Statements:

Part A:	None
Part B:	Consolidated Schedule of Investments as of March 18, 2026 (Unaudited) Consolidated Statement of Assets and Liabilities as of March 18, 2026 (Unaudited)
Consolidated Statement of Operations for the period October 1, 2025 through March 18, 2026 (Unaudited)
Consolidated Statement of Changes in Net Assets for the for the period January 15, 2025 (commencement of operations) through March 18, 2026 (Unaudited)
Consolidated Statement of Cash Flows for the period October 1, 2025 through March 18, 2026 (Unaudited)
Financial Highlights for the period January 15, 2025 (Commencement of Operations) through March 18, 2026 (Unaudited)

Consolidated Schedule of Investments as of September 30, 2025 Consolidated Statement of Assets and Liabilities as of September 30, 2025
Consolidated Statement of Operations for the period January 15, 2025 (Commencement of Operations) through September 30, 2025
Consolidated Statement of Changes in Net Assets for the period January 15, 2025 (Commencement of Operations) through September 30, 2025
Consolidated Statement of Cash Flows for the period January 15, 2025 (Commencement of Operations) through September 30, 2025
Consolidated Financial Highlights for the period January 15, 2025 (Commencement of Operations) through September 30, 2025

(2)          Exhibits:

(a)(1)	Articles of Incorporation(1)
(a)(2)	Certificate of Correction(2)
(a)(3)	Articles of Amendment(2)
(b)	Amended and Restated Bylaws(4)
(c)	Not Applicable
(d)	Not Applicable
(e)	Distribution Reinvestment Plan(3)
(f)	Not Applicable
(g)	Investment Advisory Agreement(1)
(h)	Not Applicable
(i)	Not Applicable
(j)(1)	Custody Agreement(1)
(j)(2)	Document Custody Agreement, by and between Powerlaw Corp. and US National Bank National Association*
(k)(1)	Fund Administration Services Agreement(1)
(k)(2)	License Agreement(1)
(k)(3)	Form of Indemnification Agreement(3)
(k)(4)	Credit Agreement(3)
(k)(5)	Pledge Agreement(3)
(k)(6)	Account Control Agreement(3)
(k)(7)	Amendment No. 1 to Credit Agreement(4)
(l)	Opinion and Consent of Maryland Counsel(3)
(m)	Not Applicable
(n)	Consent of Independent Registered Public Accounting Firm(4)
(o)	Not Applicable
(p)	Not Applicable
(q)	Not Applicable
(r)(1)	Code of Ethics of Registrant(1)
(r)(2)	Code of Ethics of Adviser(1)
(s)	Filing Fee Table(2)
(t)	Power of Attorney(2)

*	Filed herewith.
(1)	Incorporated herein by reference to the Registrant’s registration statement on Form N-2 (File Nos. 333-290337, 811-24121), filed on September 17, 2025.
(2)	Incorporated herein by reference to the Registrant’s registration statement on Form N-2 (File Nos. 333-290337, 811-24121), filed on December 23, 2025.
(3)	Incorporated herein by reference to the Registrant’s registration statement on Form N-2 (File Nos. 333-290337, 811-24121), filed on February 10, 2026.
(4)	Incorporated herein by reference to the Registrant’s registration statement on Form N-2 (File Nos. 333-290337, 811-24121), filed on May 20, 2026.

ITEM 26. MARKETING ARRANGEMENTS

Not Applicable.

ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement. All figures are estimates.

Registration Fees	$137,000
Exchange Listing Fee	$64,000
Printing	$112,000
Legal	$1,400,000
Accounting	$70,000
Miscellaneous[1]	$882,000
Total	$2,665,000

1. Includes one-time fee related to the listing of the company. These expenses are non-recurring and are not expected to be incurred on an ongoing basis.

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

No person is directly or indirectly under common control with Registrant, except that the Registrant may be deemed to be controlled by Powerlaw Fund Adviser, LLC (formerly known as Akkadian CEF Manager, LLC) (the “Adviser”), the investment adviser to the Registrant. The Adviser was formed under the laws of the State of Delaware in 2025. Additional information regarding the Adviser is set out in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-134282).

ITEM 29. NUMBER OF HOLDERS OF SECURITIES

Set forth below is the number of holders of securities of the Registrant as of May 13, 2026:

Title of Class	Number of Record Holders
Common Stock	596

ITEM 30. INDEMNIFICATION

Section 2-418 of the Maryland General Corporation Law allows for the indemnification of officers, directors and any corporate agents in terms sufficiently broad to indemnify these persons under certain circumstances for liabilities, including reimbursement for expenses, incurred arising under the Securities Act. Our certificate of incorporation and bylaws provide that we shall indemnify our directors and officers to the fullest extent authorized or permitted by law and this right to indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, we are not obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by the person unless the proceeding (or part thereof) was authorized or consented to by the Board. The right to indemnification conferred includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.

So long as we are regulated under the 1940 Act, the above indemnification is limited by the 1940 Act or by any valid rule, regulation or order of the SEC thereunder. The 1940 Act provides, among other things, that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of the foregoing conduct.

The Adviser and its affiliates (each, an “Indemnitee”) are not liable to us for (i) mistakes of judgment or for action or inaction that such person reasonably believed to be in our best interests absent such Indemnitee’s gross negligence, knowing and willful misconduct, or fraud or (ii) losses or expenses due to mistakes of judgment, action or inaction, or the negligence, dishonesty or bad faith of any broker or other agent of the Fund who is not an affiliate of such Indemnitee, provided that such person was selected, engaged or retained without gross negligence, willful misconduct, or fraud.

We will indemnify each Indemnitee against any liabilities relating to the offering of our common stock or our business, operation, administration or termination, if the Indemnitee acted in good faith and in a manner it believed to be in, or not opposed to, our interests and except to the extent arising out of the Indemnitee’s gross negligence, fraud or knowing and willful misconduct. We may pay the expenses incurred by the Indemnitee in defending an actual or threatened civil or criminal action in advance of the final disposition of such action, provided the Indemnitee agrees to repay those expenses if found by adjudication not to be entitled to indemnification.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF ADVISER

A description of any other business, profession, vocation, or employment of a substantial nature in which the Adviser, and each managing director, executive officer or partner of the Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set out in the Prospectus in the section entitled “Management of the Fund” and in the section of the Statement of Additional Information captioned “Management of the Fund.” The information required by this Item 31 with respect to each director, officer or partner of the Adviser is incorporated by reference to Form ADV with the Securities and Exchange Commission pursuant to the Investment Advisors Act of 1940, as amended (File No. 801-134282).

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

The Fund

Powerlaw Corp.

631 Folsom Street Ste A & B

San Francisco, California 94107-3850

Transfer Agent

Continental Stock Transfer & Trust

1 State Street, 30th Floor

New York, New York 10004-1561

Custodian

U.S. Bank National Association

5065 Wooster Road

Cincinnati, Ohio 45226

Adviser

Powerlaw Fund Adviser, LLC

631 Folsom Street Ste A & B

San Francisco, California 94107-3850

Administrator

Paralel Technologies LLC

1700 Broadway, Suite 2100

Denver, Colorado 80290

ITEM 33. MANAGEMENT SERVICES

Not Applicable.

ITEM 34. UNDERTAKINGS

(1)	We undertake to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the NAV declines more than 10% from its NAV as of the effective date of the registration statement; or (2) the NAV increases to an amount greater than the net proceeds as stated in the prospectus.

(2)	Not Applicable.

(3)	Not Applicable.

(4)	We undertake that:

a.      For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

b.       For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)	Not Applicable.

(6)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(7)	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver and the State of Colorado, on the 10th day of July, 2026.

Powerlaw Corp.

/s/ Peter Smith
By:	Peter Smith
Title:	President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form N-2 has been signed below by the following persons in the capacities indicated on the 10th day of July 2026.

Signature	Title

*Vivian Chow	Director
Vivian Chow

*Nicholas Earl	Director
Nicholas Earl

*Lars Leckie	Director
Lars Leckie

*Benjamin Black	Director
Benjamin Black

*Michael Dinsdale	Director, Chief Executive Officer
Michael Dinsdale

/s/ Peter Smith	President (Principal Executive Officer)
Peter Smith

/s/ Tracy Hogan	Chief Financial Officer and Treasurer
Tracy Hogan	(Principal Financial Officer and Principal Accounting Officer)

*/s/ Peter Smith

Peter Smith, Attorney-in-Fact, pursuant to a power of attorney as Exhibit (t) to the Fund’s Registration Statement on Form N-2, as filed with the SEC on December 23, 2025, and incorporated herein by reference.

EXHIBIT INDEX

(j)(2)	Document Custody Agreement, by and between Powerlaw Corp. and US National Bank National Association